Exhibit 1.5

For More Information

Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Scot McLeod CDC Software (770) 351-9600 scotmcleod@cdcsoftware.com

CDC Corporation Board Approves New US$20 Million Share Repurchase Program

CDC Corporation completes first share repurchase program

[Atlanta and Hong Kong, July 26, 2006] CDC Corporation (NASDAQ: CHINA), focused on enterprise software, mobile applications and online games, today announced that as of July 25, 2006, the company has repurchased 4,430,658 common shares at an average price of US$4.33 per share for a total of US$19,332,244, including brokerage commissions. The purchase of the shares was executed as part of the US$20 million stock repurchase program that was extended by the board of directors on May 2, 2006. Additionally, senior management of the company, including the chief executive officer, has purchased approximately 800,000 shares since the end of the first quarter of 2006.

In addition to the completion of the share repurchase program, the board of directors has approved an additional share repurchase program which authorizes the repurchase, at the discretion of senior management, of up to $20 million of the company’s common shares for 12 months until July 2007.

The company will be entering into a 10b5-1 trading plan to facilitate the repurchase of its common shares which will allow the company to repurchase shares during trading blackout periods through pre-arrangements with a broker based upon specified guidelines and parameters set forth in the trading plan.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website: www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the completion and effect of the proposed share repurchase program. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: our ability to enter into a trading plan, whether any shares will actually be repurchased pursuant to the trading plan based upon the guidelines and parameters set forth in the plan which depends upon the movement of our share price, and volatility in our shares price based upon factors such as the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic market. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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